

Mail Stop 3561

July 24, 2006

Mr. David Boedker
Keystone Insurers Group, Inc.
1995 Point Township Drive
Northumberland, PA 17857

Re: Keystone Insurers Group, Inc.
        Offering Statement on Form 1-A
        Filed July 17, 2006
        File No. 24-10133

Dear Mr. Boedker:

        This is to advise you that a preliminary review of the above offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the offering statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        Without limiting the generality of the foregoing, we note the following issues.

1.   We note that the financial statements for the year ended December 31, 2005 were included as required by Part F/S of Form 1-A. However, the filing must also include interim financial statements within 180 days of the amendment filing date. Please revise the filing accordingly.

2.   We note that your response letter states that comment number 41 is no longer applicable because the interim financial statements have been deleted from the

offering statement. Since the split warrants noted in the comment were issued during the year ended December 31, 2005, we believe that the issues noted in the comment are still applicable. In your next amendment, please tell us how you evaluated the guidance noted in the comment in determining the appropriate accounting treatment for the warrants.

You are advised that we will not recommend acceleration of the qualification date of the offering statement and that, should the offering statement become qualified in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Jay Williamson at (202) 551-3393 with any legal questions or Carlton Tatar at (202) 551-3387 with any accounting questions. We look forward to working with you to address these concerns.

Sincerely,

John D. Reynolds
Assistant Director

cc: Robert W. Hastings
       (412) 392-5367